Exhibit 99.2

     The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 2.75% Global Debentures Series EU due January 17, 2006.

Filing Fee		$32,000
Printing Fees		15,000
Luxembourg Listing Fee		2,700
Miscellaneous		100,300

Total	US$	150,000